23 November 1999

Ref: 57/99

BHP APPOINTS VICE PRESIDENT - MARKET RISK MANAGEMENT

The Broken Hill Proprietary Company Limited (BHP) today announced the appointment of Rowen Bainbridge to the new position of Vice President - Market Risk Management, effective February next year.

Mr Bainbridge will report to BHP Chief Financial Officer, Chip Goodyear, and will be part of the Company's Financial Services Team. His role will focus on commodity price and currency risk management strategies across BHP's business divisions and he will work closely with the Company's Price/Risk Management Committee.

Mr Bainbridge, 33, was previously Risk Manager for Fletcher Challenge Energy Limited, the energy division of the New Zealand listed company Fletcher Challenge Limited. He holds a degree in civil engineering Lougborough University, England, and an MBA from Durham University, England.

Announcing the appointment, Mr Goodyear said Mr Bainbridge would bring a strong combination of market risk management expertise and broader business skills to the position. "Rowen's experience in integrating sophisticated market risk management opportunities with global business strategies will prove an integral resource in the management of BHP's operational and financial performance."

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BHP Group - Melbourne

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Pierre Hirsch

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